58th Floor, China World Tower A
No.1 Jian Guo Men Wai Avenue
Beijing 100004, P.R. China

Steve Lin	Telephone: +8610 5737 9300
To Call Writer Directly	Facsimile: +8610 5737 9301
+8610 5737 9315
steve.lin@kirkland.com	www.kirkland.com

April 24, 2024

VIA EDGAR

Ms. Rucha Pandit

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinxin Technology Holding Company

Amendment No. 2 to Registration Statement on Form F-1

Filed April 16, 2024

File No. 333-273884

Dear Ms. Pandit and Mr. King:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 18, 2024 on the Company’s Amendment No. 2 to registration statement on Form F-1 filed on April 16, 2024. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing an estimated price range and certain exhibits via EDGAR with the Commission for review.

The Company has responded to the Staff’s comment by revising the Registration Statement to address the comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to launch the road show for the offering shortly hereafter, subject to market conditions and the review of the Staff. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Licensed foreign lawyers only

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Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 24, 2024

Amendment No. 2 to Registration Statement on Form F-1

Part II

Item 7 Recent Sales of Unregistered Securities, page II-1

1.	Please add here the transaction by which the selling shareholder obtained its 228,256,018 ordinary shares, or tell us why you believe this information is not required.

In response to the Staff’s comment, the Company has revised the disclosure and removed all references to the resale and the selling shareholder throughout the Registration Statement.

General

2.	Please revise page Alt-3 of the Resale Prospectus to 1) identify the natural person or persons who have voting and investment control of the shares to be offered for resale by the selling shareholder and 2) disclose the percentage of ordinary shares beneficially owned by the selling shareholder prior to the offering. To the extent applicable, please revise the tabular disclosure on page 139 to include this information as well.

In response to the Staff’s comment, the Company has revised the disclosure and removed all references to the resale and the selling shareholder throughout the Registration Statement.

3.	We note your addition of the resale prospectus to the registration statement. With a view toward understanding the details underpinning the resale by the selling shareholder, please provide us with the following information:

●	Please tell us why the selling shareholder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. Please clarify whether the underwriter sought to have the selling shareholder subjected to the lock-up provisions.

●	Please tell us about the nature of the business in which the selling shareholder is engaged.

●	Please tell us when and how (i.e., form and nature of the transaction) the selling shareholder acquired the 228,256,018 ordinary shares it beneficially owns.

●	Please tell us the price the selling shareholder paid for its shares.

●	Please tell us whether, from the perspective of the registrant, the sale of shares to the selling shareholder was undertaken, in whole or in part, to facilitate the registrant’s ability to satisfy the applicable listing standards of the Nasdaq Global Market.

In response to the Staff’s comment, the Company has revised the disclosure and removed all references to the resale and the selling shareholder throughout the Registration Statement.

***

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 24, 2024

If you have any questions regarding the Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC